PEARSON



06013085

24 April 2006

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-

31 March	***Annual information update***
3 April	***Directors shareholding***
4 April	***Financial Times and Goldman Sachs launch business book of the year award 2006***
7 April	***Pearson Education establishes science teacher development fund and fellowship program…***
10 April	***Interactive Data to report first quarter 2006 results on April 27***
10 April	***Educators use Successmaker? Digital courseware system to address individual needs for…..***
11 April	***Block listing***
11 April	***Change in interest of shares***
17 April	***Pearson to acquire EET***
19 April	***Geraldine Brooks' March wins Pulitzer prize for Fiction***
20 April	***Change in interest of shares***
21 April	***2006 AGM results***
21 April	***2006 AGM trading update***
21 April	***Two copies of three Ordinary Resolutions passed at the AGM on 21 April 2006***
21 April	***Two copies of two Special Resolutions passed at the AGM on 21 April 2006***

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

Stephen Jones
Deputy Secretary

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9



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31 March 2006
Annual Information Update

Pearson plc

("Pearson" or "the Company")

Annual Information Update

Annual Information Update for the period 31 March 2005 up to and including 31 March 2006.

In accordance with Prospectus Rule 5.2, Pearson sets out below a summary of the information which has been published or made available to the public during the defined period. The information referred to in this Update was up to date at the time the information was published, but some information may now be out of date.

Stock Exchange Announcements

Announcements made by the Company via RNS, a Regulatory Information Service, may be viewed and downloaded from the London Stock Exchange website (www.londonstockexchange.com/marketnews) or from the press releases page on the Company's website at (www.pearson.com/investor/press_release.cfm). The Stock Exchange announcements made during the defined period are:

Date of Announcement	Headline of Announcement at Stock Exchange
21 March 2006	Annual Report and Accounts
8 March 2006	Director/PDMR Shareholding
7 March 2006	Directorate Change
1 March 2006	Directorate Change
28 February 2006	Holding(s) in Company
27 February 2006	Preliminary Results
24 February 2006	Holding(s) in Company
21 February 2006	Additional Listing
31 January 2006	Holding(s) in Company
23 January 2006	Pearson Acquires Promissor
20 January 2006	Holding(s) in Company
17 January 2006	Trading Statement
10 January 2006	Holding(s) in Company
9 January 2006	Purchase of IDC Shares
5 January 2006	Director/PDMR Shareholding
21 December 2005	Director/PDMR Shareholding
9 December 2005	Additional Listing
8 December 2005	School Presentation
2 December 2005	Holding(s) in Company
28 November 2005	Holding(s) in Company
23 November 2005	Holding(s) in Company
14 November 2005	Holding(s) in Company
11 November 2005	Holding(s) in Company
7 November 2005	Additional Listing
3 November 2005	Holding(s) in Company

1 November 2005	Director/PDMR Shareholding
1 November 2005	Trading Statement
26 October 2005	Holding(s) in Company
19 October 2005	Holding(s) in Company
13 October 2005	Additional Listing
3 October 2005	Director/PDMR Shareholding
3 October 2005	Holding(s) in Company
27 September 2005	Director/PDMR Shareholding
26 September 2005	Director/PDMR Shareholding
15 September 2005	Director/PDMR Shareholding
23 August 2005	Director/PDMR Shareholding
17 August 2005	Director/PDMR Shareholding
1 August 2005	Director Declaration
29 July 2005	Directorate Change
27 July 2005	Director/PDMR Shareholding
25 July 2005	Pearson Interim Results
6 July 2005	Director/PDMR Shareholding
30 June 2005	Director Shareholding
30 June 2005	Half Year IFRS Comparatives
23 June 2005	Acquisition of AGS Publishing
9 May 2005	Director Shareholding
6 May 2005	Director Shareholding
5 May 2005	Holding(s) in Company
4 May 2005	IFRS Briefing
29 April 2005	Result of AGM
29 April 2005	AGM Statement
20 April 2005	Director Shareholding
18 April 2005	Director Shareholding
13 April 2005	Director Shareholding
12 April 2005	Holding(s) in Company
31 March 2005	Director Shareholding
31 March 2005	Annual Report and Accounts

Documents Filed with Companies House

The Company has made the following filings with Companies House. Copies of these documents may be obtained from Companies House, Crown Way, Maindy, Cardiff CF14 3UZ or, if you are a registered user, they may be viewed and downloaded using Companies House Direct at www.direct.companieshouse.gov.uk. The Companies House filings made during the defined period are:

Date Posted on Companies House Direct Website	Document Filed with Companies House
30 March 2006	Form 288a - Appointment of Director
14 March 2006	Form 288a - Appointment of Director
24 October 2005	Form 288c - Change of Director's Particulars
21 October 2005	Form 288c - Change of Director's Particulars
12 October 2005	Form 288a - Appointment of Director
12 October 2005	Form 288b - Resignation of Director
16 June 2005	Annual Accounts to 31 December 2004
20 June 2005	Form 363a - Annual Return
8 June 2005	Amended Memorandum & Articles of Association
1 June 2005	Form 123 - Notice of Increase in Nominal Capital
9 May 2005	Ordinary and Special Resolutions approved at AGM
13 April 2005	Form 288c - Change of Director's

In addition, the Company filed Forms 88(2) - Return of Allotment of Shares with Companies House. These were posted on the Companies House Direct website on 15 March 2006, 2 March 2006, 28 February 2006, 17 February 2006, 30 January 2006, 20 January 2006, 11 January 2006, 24 October 2005, 21 September 2005, 6 September 2005, 18 August 2005, 12 August 2005, 7 July 2005, 9 June 2005, 6 June 2005 and 3 June 2005.

Interim Results

The Company's interim results for the period 1 January 2005 to 30 June 2005 were published in the Financial Times newspaper worldwide on 26 July 2005. They are now available on the annual report page on the Company's website at (www.pearson.com/investor/reports.htm).

Information Provided to Shareholders

The Company sent the following documents to its shareholders during the defined period:

Date of Mailing	Documents Sent to Shareholders
21 March 2006	Governance and Financial Statements 2005 and/or Annual Review and Summary Financial Statements 2005. Letter from the Chairman and Notice of 2006 AGM. Form of Proxy in relation to 2006 AGM.
31 March 2005	Governance and Financial Statements 2004 and/or Annual Review and Summary Financial Statements 2004. Letter from the Chairman and Notice of 2005 AGM. Form of Proxy in relation to 2005 AGM.

Copies of the Governance and Financial Statements, Annual Review and Summary Financial Statements, Letter from the Chairman and Notice of AGM and Form of Proxy for the 2005 and 2004 year ends were also submitted to the UK Listing Authority on 21 March 2006 and 31 March 2005 respectively. In addition, copies of the resolutions passed at the 2005 AGM were sent to the UK Listing Authority on 29 April 2005. Copies of these documents are available from the Company Secretary, Pearson plc, 80 Strand, London WC2R 0RL.

US Listing

The Company is listed on the New York Stock Exchange (the "NYSE") as well as on the London Stock Exchange. There is a requirement, therefore, that information made public in the UK also needs to be made available in the US. Such documentation is listed below:

Securities and Exchange Commission ("the SEC")

The Company filed hard copies of its Stock Exchange announcements with the SEC, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934. These bulk filings were sent, during the defined period, on 23 March 2006, 15 March 2006, 3 March 2006, 27 January 2006, 6 January 2006, 16 December 2005, 25 November 2005, 4 November 2005, 14 October 2005, 23 September 2005, 26 August 2005, 29 July 2005, 27 June 2005, 29 April 2005 and 1 April 2005. In addition, the AGM documentation, referred to above, was sent to the SEC on 21 March 2006 and 31 March 2005 and copies of the resolutions passed at the 2005 AGM were also sent to the SEC on 29 April 2005. Copies of these documents can be obtained from the Securities and Exchange Commission, 450 Fifth Street N.W., Washington D.C. 20549, USA, as well as from the Company

▲ T(

Secretary of Pearson.

NYSE

The Company sent copies of the AGM documentation, referred to above, to the NYSE on 21 March 2006 and 31 March 2005 and copies of the resolutions passed at the 2005 AGM were also sent to the NYSE on 29 April 2005.

Bank of New York (the "BoNY")

The Company sent copies of the AGM documentation, referred to above, to the BoNY on 21 March 2006 and 31 March 2005.

Information Provided to US Shareholders Only

The Company sent to all of its US shareholders a copy of the Form 20-F on 29 June 2005, with the SEC having received a copy on 27 June 2005. A copy of this document can be viewed and downloaded from the Company's website at (www.pearson.com/investor/sec.htm) and hard copies are available from the Company Secretary of Pearson.

Stephen Jones
Deputy Secretary
31 March 2006



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03 April 2006
Directors shareholding

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Non-Executive Directors' Share Purchase Plan

Below are details of purchases of ordinary shares and ADRs made on Friday, 31 March 2006 under the Non-Executive Directors' Share Purchase Plan:-

Name of Director	No. of Shares Purchased	Percentage of Issued Stock %	Price per Share £	Total Holding Following Notification	Total Percentage Following Notification %
Lord Burns	278	0.000035%	7.99	5,717	0.00071%
Reuben Mark	362	0.000045%	7.99	16,908	0.0021%
Vernon Sankey	278	0.000035%	7.99	5,563	0.00069%
Gurvirendra Talwar	1,458	0.000181%	7.99	14,561	0.00181%

Name of Director	No. of ADRs Purchased	Percentage of Issued Stock %	Price per ADR $	Total Holding Following Notification	Total Percentage Following Notification
Susan Fuhrman	363	0.000045%	13.91	2,681	0.00033%



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04 April 2006

Financial Times and Goldman Sachs launch Business Book of the Year Award 2006

The Financial Times and Goldman Sachs are this week announcing the launch of the Business Book of the Year Award 2006. This follows the success of last year's inaugural Award.

The Award is designed to highlight the business book that provides *the most compelling and enjoyable insight into modern business issues, including management, finance and economics*. Entries are invited from publishers of business books in the English language, that are first published between 31st October 2005 and 1st November 2006. The deadline for entries is 30th June 2006 and the entry form is available online at www.ft.com/bookaward.

The 2005 Award was presented at a gala dinner in London, with guest speaker the Rt Hon Gordon Brown MP, Chancellor of The Exchequer. Over 200 senior executives from the publishing and business communities attended the event, seeing Thomas Friedman crowned 2005 winner, for *The World Is Flat*, which has seen a significant rise in sales following the Award win.

The judging panel will select a shortlist of up to six authors, which will be announced in September 2006. The overall winner will be announced at a gala event in New York in October.

As per last year, the judging panel comprises:

- Lionel Barber, editor, Financial Times
- Lloyd C. Blankfein, president and chief operating officer, The Goldman Sachs Group, Inc
- John Gapper, chief business commentator and associate editor, Financial Times
- Jeffrey Garten, Juan Trippe Professor of International Trade, Finance and Business, Yale School of Management
- Rachel Lomax, deputy governor for monetary policy, Bank of England
- N.R. Narayana Murthy, chairman and chief mentor, Infosys Technologies
- Sir Martin Sorrell, chief executive, WPP

The winner will be awarded ?30,000, and each of the remaining shortlisted authors will receive ?5,000.

Lionel Barber, editor of the Financial Times, said: "Last year's award prompted tremendous interest from the international publishing community and proved to be a big hit with FT readers. The award is now a permanent fixture in the publishing calendar, reflecting the growing appetite for books which capture the excitement of the business world."

Lloyd C. Blankfein, president and chief operating officer, The Goldman Sachs Group, Inc, said: "We're looking forward to building on the success of last year's award. Given the enthusiasm we've already seen, 2006 should set a new benchmark for the number of entries submitted. The judges are looking forward to a book-filled summer and the challenge of deciding which deserves the accolade of Business Book of the Year."

For further information please contact:

UK: Ben Tisdall/Margot Weale, Midas PR: +44 (0) 207 584 7474/ +44 (0)7785 942 685
ben@midaspr.co.uk

Katy Hemmings, Financial Times: +44 (0) 207 010 2307/+44 (0)7957 114 837
katy.hemmings@pearson.com

US: Barbara Henricks, Goldberg McDuffie Communications: +1 512 301 8936 bhenricks@goldbergmcduffie.com

Peter Rose, Goldman Sachs: +1 212 902 3144
Peter.rose@gs.com

Notes to editors

Entry forms and details of the Terms and Conditions are available from www.ft.com/bookaward. This annual Award aims to identify the book that provides the most compelling and enjoyable insight into modern business issues, including management, finance and economics. A shortlist of up to 6 titles will be announced in September, and the winner will be announced at a gala event in New York in October 2006. Submissions are invited from publishers or bona fide imprints based in any country.

Eligibility

Books must be published for the first time in the English language, or in English translation, between 31st October 2005 and 1st November 2006. There is no limit to the number of submissions from each publisher/imprint, provided they fit the criteria, and books from all genres except anthologies are eligible. There are no restrictions of gender, age or nationality of authors. Authors who are current employees of the Financial Times or Goldman Sachs, or the close relatives of such employees, are not eligible.

Last year's winning title was:

Thomas Friedman
THE WORLD IS FLAT: A Brief History of the Globalized World in the 21st Century
Published by Allen Lane in the UK and Farrar, Strauss & Giroux in the US.

The five runners up were:

John Battelle
THE SEARCH: How Google and Its Rivals Rewrote the Rules of Business and Transformed Our Culture
Published by Nicolas Brealey in the UK and by Portfolio in the US

Steven D Levitt and Stephen J Dubner
FREAKONOMICS: A Rogue Economist Explores the Hidden Side of Everything
Published by Allen Lane in the UK and by William Morrow in the US

Constantinos C Markides and Paul A Geroski
FAST SECOND: How Smart Companies Bypass Radical Innovation to Enter and Dominate New Markets
Published by Jossey-Bass in both the US and the UK.

Pietra Rivoli
THE TRAVELS OF A T-SHIRT IN THE GLOBAL ECONOMY: An Economist Examines the Markets, Power and Politics of World Trade
Published by Wiley in the UK and the US.

James B. Stewart
DISNEYWAR: The Battle for the Magic Kingdom
Published by Simon & Schuster in the UK and the US.



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07 April 2006

Pearson Education establishes science teacher development fund and fellowship program in honor of the late Neil Campbell

Renowned Textbook Author and U.C. Riverside Biologist Recognized at National Science Teachers Association Conference

ANAHEIM - Pearson Education today announced a major development fund and fellowship program for teachers in honor of the late Dr. Neil Campbell, a world-renowned textbook author and prominent University of California at Riverside biology professor.

Pearson Education is partnering with Project Exploration, a Chicago-based nonprofit group recognized as one of the most innovative and successful science education programs in the United States, to offer specialized training to science teachers in the greater Chicago Public Schools and create a Summer Field Institute for Teachers.

"We can think of no more meaningful way to honor Dr. Campbell's legacy than by bringing his passion and expertise to life for science teachers," said Rick Culp, president of secondary school publisher, Pearson Prentice Hall, at the annual National Science Teachers Association Conference today in Anaheim.

He added, "Dr. Campbell was a gifted educator, a source of inspiration for many and a visionary, who left behind a rich legacy of scholarship and an immeasurable contribution to the education of millions of students of biology at the high school and college level."

To appreciate the sheer magnitude of Dr. Campbell's impact on biology education, consider that over five million students have used his textbooks and currently over 500,000 students use one of his books each year. Biology is the most widely used English-language scientific textbook in the world, and has been translated into eight languages.

Pearson's support furthers Project Exploration's commitment to provide professional development to science teachers by establishing the Neil Campbell Fund for Teacher Development and supporting teachers through the Neil Campbell Fellowships. The funding will support Project Exploration's Field Institute - an initiative intended to become one of the nation's premier field science training programs for science teachers.

"We're thrilled with Pearson's support because it will have a dramatic impact in energizing science teachers, most of whom simply don't have the opportunity to experience scientific discovery first hand," said Gabrielle Lyon, co-founder and executive director of Project Exploration. "Our Field Institute will be a unique professional development opportunity designed specifically for teachers. We will give them experiences

alongside scientists that detail what good and real science looks like and equip the teachers with tools they can use back in the classroom."

About Pearson Education

Educating 100 million people worldwide, Pearson Education (www.pearsoned.com) is the global leader in educational publishing, providing scientifically research-based print and digital programs to help students of all ages learn at their own pace, in their own way. Virtually all students in America learn from a Pearson program at some point in their educational career. In the U.S., nearly 25,000 schools use Pearson technology to help instruct preK-12 students and manage how they are doing. Pearson provides schools customizable services to create, deliver, score and report educational assessments, both in print and online, that help promote learning. The company is home to such renowned publishing brands as Pearson Prentice Hall, Pearson Longman, Pearson Scott Foresman, Pearson Early Learning, Pearson Learning Group, Pearson Digital Learning, and Pearson Addison Wesley. Pearson Education is part of Pearson (NYSE: PSO), the international media company. In addition to Pearson Education, Pearson's primary operations include the Financial Times Group and the Penguin Group.

About Project Exploration

Co-founded by paleontologist Dr. Paul Sereno and educator Gabrielle Lyon, Project Exploration (www.projectexploration.org) is a nonprofit science education organization that makes science accessible to the public - especially minority youth and girls - through personalized experiences with scientists and science. Through youth development programs, school services, exhibits, and online initiatives, Project Exploration involves the public in the excitement of scientific discovery.

Notes To The Editor

The following provides more information about the programs mentioned in this news release:

The Neil Campbell Fund for Teacher Development

The Pearson Foundation has established a three-year grant of $75,000 in honor of the late Pearson Benjamin Cummings author and educator Neil Campbell, whose best-selling text, Biology, has introduced science to a generation of biologists in both college and high school classrooms across the world.

This fund is being expressly established in Neil Campbell's name to develop Project Exploration resources and professional development programs for teachers' including planning the Project Exploration Summer Field Institute for Teachers. This emphasis on teacher development reflects Dr. Campbell's firm belief that the best way to influence future science students is by inspiring their teachers.

Neil Campbell Fellows

During each of the three years, Pearson Education will also fund the participation of Fellows in the Project Exploration Field

Institute. Project Exploration will receive funding to support all travel, housing, and costs associated with Neil Campbell Fellows' participation in the Project Exploration Summer Field Institute for Teachers. Throughout the Institute, teachers will also use the latest digital-recording equipment to capture their experiences for subsequent use by other teachers and students.

The program will begin with a pilot in 2006. In the summer of 2007, the program will expand to include K-12 teachers. The three-week long Field Institute will enable science teachers to experience fieldwork and research firsthand under the guidance of scientists. The Institute will immerse participants in a range of subjects that may include: paleontology and archaeology, geology, biology, anatomy, astronomy, and earth science. Field site activities will include prospecting, site investigation and mapping, specimen and data collection, and data analysis and presentation. The Institute will culminate with a digital media workshop that will enable teachers to document their experiences and to create classroom-ready materials and presentations to share with students and fellow teachers. The teachers' experiences and image library will be archived on Project Exploration's Website at www.projectexploration.org.

For further information

For more information about the program, teachers can contact Project Exploration via email at fieldinstitute@projectexploration.org or call us at (773) 834 7614.

Media Contact:
Stevan Allen
(916) 448-1336



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10 April 2006

Interactive Data to Report First-Quarter 2006 Results on April 27

Earlier today, Interactive Data Corporation (NYSE: IDC) announced that it plans to release its first-quarter 2006 financial results on Thursday, April 27, 2006 before the market opens.

The Company will host a conference call at 11:00a.m. ET that same day: Dial-in Number: (706) 679-4631 Access Code: 7524851.

For those who cannot listen to the live broadcast, a replay of the call will be available from April 27 at 2:00p.m. until Thursday, May 11, 2006 at 2:00 p.m., and can be accessed by dialing (706) 645-9291 or (800) 642-1687, using access code 7524851.

A live webcast of the conference call, along with related slides, will be broadcast on the Company's Web site, www.interactivedata.com. A replay of the call and the related slides will also be available on the Company's Web site after the call is completed.

Further information

Andrew Kramer
Director of Investor Relations
Interactive Data Corporation (NYSE: IDC)
32 Crosby Drive
Bedford, MA 01730
Phone: 781-687-8306
Email: andrew.kramer@interactivedata.com

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10 April 2006

Educators use Successmaker? Digital Courseware system to address individual needs for all students

Scottsdale, AZ - The No Child Left Behind Act and the Individuals with Disabilities Education Improvement Act (IDEIA) of 2004 have sharpened schools' focus on ensuring successful strategies and outcomes for all students, including those with special needs. This push for academic results, coupled with the high cost of special education programs, is prompting school districts to look for new ways to target instruction and interventions to address students' diverse needs and close learning gaps.

An increasing number of school districts around the country are finding that the best solution is one that is already being used in their schools with positive results. The SuccessMaker? Enterprise comprehensive courseware system from Pearson Digital Learning is one of the most widely used digital courseware systems in K-12 education. And while the award winning, research based system has long been used to improve the achievement of general education students, its use with special populations is gaining momentum.

Improving Achievement at Julian Union Elementary

For example, Julian Union Elementary in rural Julian, Calif. implements SuccessMaker Enterprise to provide focused interventions for students scoring at the Basic and Below Basic levels on the California Standards Test. In addition, the school has found that SuccessMaker works particularly well for special education students.

"I truly love that the program works for everybody, but I was really impressed by how well our special education students - including our severely handicapped students - have responded to SuccessMaker Enterprise," said Kevin Ogden, superintendent of the Julian Union School District. "Special ed has so many different levels and every student's need is completely individualized. SuccessMaker's embedded assessment provides the perfect tool for teachers to pace students at their own unique learning level. All of our severely handicapped students scored advanced on the California Alternate Performance Assessment (CAPA) test."

Addressing Math Needs at Reynoldsburg Junior High School

Reynoldsburg Junior High School in Reynoldsburg, Ohio uses SuccessMaker to provide individualized instruction in

mathematics in all classrooms. Kelly Wood, intervention specialist at Reynoldsburg Junior High, examined the effect of SuccessMaker Math on students with learning disabilities in inclusive and special education classrooms.

Eighteen students were tracked across a two-year period, and an additional 28 students were tracked across a one-year period. Both groups spent at least 16 minutes a day and a minimum of 80 minutes per week on SuccessMaker. For the first group, 78 percent were able to move into regular education math classrooms after two years of using SuccessMaker. Eighty-eight percent of the learning disabled participants achieved at least one year of growth.

In an article published in the "Journal of Teacher Initiated Research" at Otterbein College, Wood wrote, "Compare the instructional time spent on SuccessMaker with ten 80-minute classroom block periods of instruction a month and the significance of SuccessMaker Math becomes more evident. Students spend a total of 800 minutes or 13.55 hours a month in classroom instruction for a total of 120.07 hours per academic year. This is a difference of approximately 95.35 additional hours teachers spend in classroom instruction in order to make, optimistically, one year's worth of growth. Student learning becomes stronger because SuccessMaker Math actively engages students in learning activities, promotes competency, and focuses on effective instructional principles and achievement."

In the article's conclusion Wood noted, "Providing individualized, engaging, technology-based instruction to special education students proves successful on two fronts. First, it certainly demonstrates to the student learner that success and achievement are possible; second, it gives the classroom instructor the means to engage students while targeting necessary skills."

Addressing Reading Difficulties at Anderson Elementary

Anderson Elementary in Cheyenne, Wyo. uses SuccessMaker to help special needs students in kindergarten through fifth grade overcome reading difficulties.

"SuccessMaker starts by evaluating each child's reading skills. Based on the results, each child receives tailored exercises in his or her areas of weakness. They spend 15 minutes on those tasks every day, alternating between basic skills, literature, free reading, skill building and comprehension. I think the key is that it does not replace the teacher; instead, it is a tool the teacher uses to provide individualized instruction," said Kathy Hauswirth, the former intermediate resource room teacher at Anderson Elementary. "In just a few years, our students showed remarkable improvement. Three of them actually left special services altogether."

"SuccessMaker takes the guesswork out of teaching," said Debbie Nelson, the primary resource room teacher at Anderson Elementary. "On any day, I can pull up reports and see what skills each child worked on and how he or she did. If a child doesn't get a concept the first time, the program will reintroduce the concept at a later time, typically the next time the child logs on. If the child still doesn't understand, it's

reintroduced again. If the child doesn't get it on the third time, it's identified as an area of weakness. Then I can do some one-on-one work with the child."

Funding for Early Intervening Services

In fact, addressing reading difficulties is a critical challenge for schools nationwide, as children with reading problems are often misidentified as learning disabled and placed in costly, highly regulated special education programs. To help address this issue, the IDEIA now allows school districts to invest up to 15 percent of their special education funds on early intervention services. In the past, such funds could only be spent to educate students who had already been placed into special education programs. This legislation opens up a new way for educators to help any and all students who might be struggling - thereby helping to prevent students from ever being referred to special education and reducing costs to districts.

"Since most students are referred to special education in their second or third grade year, the need for early interventions is enormous. The IDEIA gives school districts the flexibility to use up to 15 percent of their special education funding to purchase solutions, such as digital courseware, to help prevent the reading and math difficulties that plague many students identified as needing special education. If this can keep, for example, 10 students per year out of special education, it can create substantial savings for the school and district," said Peggy Kinder, vice president of education for Pearson Digital Learning. "An additional benefit is that the system can then be used to individualize instruction with general education and gifted students as well, furthering the district's return on investment.

"The bottom line is that SuccessMaker is a tool that help special needs students catch up with their peers, achieve their potential, and ensure that they are not left behind," said Kinder.

About SuccessMaker Enterprise

SuccessMaker? Enterprise is an adaptive learning environment that offers a powerful combination of management system, assessment, and curriculum resources to provide administrators, teachers, and students with tools to improve academic performance. Based on more than 40 years of research and results, SuccessMaker has an extensive track record unmatched by any other system currently available. SuccessMaker's powerful management system, Results Manager, provides reporting necessary to individualize instruction, maximize accountability, and promote data-driven decision making.

About Pearson Digital Learning

Top of page

At Pearson Digital Learning our mission is to provide innovative, research-based digital learning solutions that elevate the art

and science of teaching, and inspire children to reach their greatest potential. Reaching more than 20 million students annually, our products include: the SuccessMaker? Enterprise and NovaNET? educational courseware; and the KnowledgeBox? digital learning system. Pearson Digital Learning is also the exclusive distributor for the Waterford Early Reading Program? and Waterford Early Math & Science?, adaptive computer-based instruction developed by the Waterford Institute.

Pearson Digital Learning is part of Pearson Education the world's leading integrated education company, which in turn is part of Pearson (NYSE: PSO) the international media company. More information can be found at: http://www.PearsonDigital.com/.

Further information

Leslie Eicher, APR @ 314-965-1776 or
Leslie@EicherCommunications.com



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11 April 2006
Block listing

http://www.pearson.com/press/press_uploadfiles/20060411_block_listing.pdf

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Pearson Plc

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing totalling 250,000 ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The block listing consists of 250,000 shares to be issued under the Worldwide Save For Shares Plan.



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11 April 2006

Change in interest in shares

http://www.pearson.com/press/press_uploadfiles/20060411_change_in_interest_

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PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R 0RL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

11 April 2006

RNS
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

AVS No: 144632

Dear Sirs

Notification of Change in Interest in Shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that on 10 April 2006 we received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of The Capital Group Companies, Inc., which equals 43,312,322 shares, now represents 5.384% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedule attached to this fax.

Yours faithfully



Jennifer Burton
Assistant Company Secretary

198/90/I

To: Pearson plc
80 Strand
London WC2R 0RL, UK

Date: 6 April 2006

SECTION 198 NOTIFICATION
Notification of Decrease

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (804,498,954 shares outstanding)

Number of shares in which the Companies have an interest:

43,312,322

Name(s) of registered holder(s):

See Schedule B

As of 6 April 2006

Pearson plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	**43,312,322**	**5.384%**
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	15,456,916	1.921%
• Capital International Limited	7,123,505	0.885%
• Capital International S.A.	2,116,668	0.263%
• Capital International, Inc.	864,961	0.108%
• Capital Research and Management Company	17,750,272	2.206%

Schedule of holdings in Pearson plc
As of 6 April 2006

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF UK	1,865,258
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY UK	650,103
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS UK	149,100
Chase Manhattan Bank Australia Limited Level 36 World Trade Centre Jamison Street Sydney, NSW 2000 Australia Australia	1,300
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD UK	6,957,663
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE UK	275,635
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	1,137,585
Cede & Co. 55 Water Street New York, NY 10006	113,300

Deutsche Bank Mannheim	900
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH UK	554,700
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT UK	13,200
Royal Trust	10,800
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	17,893
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	2,539,498
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	27,100
State Street Bank & Trust Co.	16,900
Citibank NA Toronto	21,500

Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	1,600
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	100
Mellon Bank N.A. London Branch London United Kingdom	76,800
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	15,900
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	427,614
Bank One London	1,100
HSBC 2 Leboh Ampang 50100 Kuala Lumpur, Malaysia	18,400
JP Morgan Chase Bank	562,967
TOTAL	**15,456,916**

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF UK	189,262
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY UK	1,178,631
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS UK	874,938
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD UK	1,640,029
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	86,500
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH UK	98,200
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT UK	70,500
Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	86,900

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	810,844
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	70,700
State Street Bank & Trust Co.	455,210
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street London EC2R 8AZ	39,800
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	65,400
Chase Manhattan Nominee Ltd. Australia	65,100
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	407,200
Mellon Bank N.A. London Branch London United Kingdom	74,300
KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	62,725

Bank One London	125,900
HSBC 2 Leboh Ampang 50100 Kuala Lumpur, Malaysia	5,100
JP Morgan Chase Bank	72,900
Raiffeisen Zentral Bank AM Stadtpark 9 1030 Vienna Austria	474,600
Fortis Bank	14,900
Metzler Seel Sohn & Co.	50,600
Nordea Bank DNK Copenhagen V DK 1785	82,066
Bayerische Hypo Und Vereinsbank AG	21,200
TOTAL	**7,123,505**

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF UK	16,036
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY UK	4,800
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD UK	416,061
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	59,300
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT UK	12,800
Pictet & Cie, Geneva	44,955
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	13,800
Morgan Stanley	13,300

J.P. Morgan	1,057,983
State Street Bank & Trust Co.	25,852
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street London EC2R 8AZ	24,800
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	248,300
Lombard Odier Et Cie, Geneva Geneva, Switzerland	148,181
Metzler Seel Sohn & Co.	16,700
Credit Suisse, Zurich Uetliberstrasse 231 Postfach 800 8070 Zurich	13,800
TOTAL	**2,116,668**

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF UK	175,353
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY UK	166,168
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD UK	86,700
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	17,100
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH UK	7,700
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	153,557
State Street Bank & Trust Co.	173,596
Citibank NA Toronto	57,987

HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	26,800
TOTAL	**864,961**

Capital Research and Management Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF UK	750,000
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD UK	17,000,272
TOTAL	**17,750,272**



Press releases



17 April 2006
Pearson to acquire EET

Adds leading physics program to online homework and assessment services

Upper Saddle River, N.J. - Pearson Education, the world's leading education company, announced today that it has agreed to acquire Effective Educational Technologies (EET).

EET is a privately held company based in Cambridge, Mass., that developed the next-generation online assessment and tutorial programs MasteringPhysics™, MasteringGeneralChemistry™, and MasteringAstronomy™. With the Mastering program, instructors gain invaluable insights into students' understanding and learning patterns, and students receive feedback based on common wrong answers and misconceptions. By capturing the step-by-step difficulties of individual students, the Mastering platform responds to each student with individualized hints and instruction while it retains information and patterns to benefit future students. The learning benefits of the Mastering program have been cited in studies sponsored by the National Science Foundation.

As instructors and students look beyond textbooks to integrated packages that also deliver assessment and personalized learning, Pearson Education has established a leadership position in many markets in science and math by providing tutorials and assessment products that are proven to work.

Pearson's science publishers - Addison Wesley/Benjamin Cummings and Prentice Hall - have extended their leadership position with the two market-leading science and math homework and assessment platforms, Mastering and the MyLabs. Together, these publishers bring a wealth of content, resources, and support behind these groundbreaking applications.

The first Mastering product - MasteringPhysics™ - was launched by Benjamin Cummings in collaboration with the EET team just two years ago. Currently in use by more than 25% of U.S. college students taking calculus-based general physics, MasteringPhysics™ is now the most widely adopted online system in university physics. Since its launch, it has responded to more than 50 million student submissions and is providing instructors with teaching insights never before possible.

The Mastering technology and content pedagogy are based on the work of Dr. David E. Pritchard, Cecil and Ida Green Professor of Physics at the Massachusetts Institute of Technology and associate director of the Research Laboratory of Electronics. For more than 25 years, Dr. Pritchard has made groundbreaking discoveries in science, and he has mentored

four students who later won Nobel prizes. His approach to educational research is equally defining.

Dr. Pritchard said, "EET invented an interactive online homework tutor that provides unparalleled teaching insights and is research proven to effectively raise students' grades and understanding. We have enjoyed a wonderful partnership with Pearson Addison Wesley for four years, developing this and turning it into the dominant homework product just two years after its launch - one used by one in four students in the university physics market. We are optimistic that its recent launch in chemistry and astronomy will equal or exceed this benchmark performance. EET is excited to join Pearson Education and extend this breakthrough educational technology to millions of students in multiple courses across higher education."

Will Ethridge, president and CEO of Pearson Higher Education, International and Professional, said, "These personalized homework and assessment programs are the next generation of online learning. Evidence is mounting that they enable a powerful transformation in student understanding and learning. The business impact is equally clear: MasteringPhysics™ played a pivotal role in taking our physics program from #3 to the market leader in just three years. We see a wide variety of applications for the Mastering technology, and this acquisition allows us to migrate it rapidly to new disciplines."

The Mastering technology joins Pearson Education's other online homework and assessment platforms, including MyMathLab, offered in conjunction with Pearson mathematics and statistics textbooks. Since 2001, approximately 1.5 million students have used MyMathLab, and last year more than 460,000 students at 1100 colleges and universities were using the product. This platform is also available for students in economics, psychology, and history.

For more information, go to www.masteringphysics.com.

About Pearson Education

Educating 100 million people worldwide, Pearson Education (www.pearsoned.com) is the global leader in educational publishing, providing research-based print and digital programs to help students of all ages learn at their own pace, in their own way. While virtually all students in America learn from a Pearson program at some point in their educational career, about three million college students are currently pursuing their courses online using Pearson Higher Education's products. The company is home to such renowned publishing brands as Pearson Prentice Hall, Pearson Longman, Pearson Addison Wesley, Pearson Allyn & Bacon, and Pearson Benjamin Cummings. Pearson Education is part of Pearson (NYSE: PSO; LSE: PSON), the international media company. In addition to Pearson Education, Pearson's primary operations include the Financial Times Group and the Penguin Group.

For further information

David Hakensen, V.P. Public Relations

david.hakensen@pearson.com
(952) 681-3040



Press releases



19 April 2006

Geraldine Brooks' March wins Pulitzer Prize for Fiction!

The Second Consecutive Year a Penguin Group (USA) Book Has Won a Pulitzer

March by Geraldine Brooks (HC: Viking, March 2005; PB: Penguin, February 2006) was awarded the 2006 Pulitzer Prize for fiction, it was announced on Monday. Recently back from an eight-city tour, Brooks saw her book shoot to #2 from #8,589 on Barnes & Noble.com's Hourly Top 10, with the original hardcover edition right behind at #22. On Amazon, March hit the #5 mark among all fiction titles and reached as high as #32 overall. Sales of A Year of Wonders (HC: Viking, August 2001; PB: Penguin, May 2002), Brooks' first novel, also rose quickly following the award announcement.

This is the second consecutive year that a Penguin Group (USA) title has won a Pulitzer Prize. Steve Colls' Ghost Wars (HC: The Penguin Press, February 2004; PB: Penguin, January 2005) received the Pulitzer for general nonfiction in 2005.

March is centered around Mr. March, the father in Louisa May Alcott's classic novel, Little Women, who was away during the war serving as a chaplain for the Union cause. Informed by biographical details from the life of A. Bronson Alcott - Louisa May's father - and by his close friendships with Ralph Waldo Emerson and Henry David Thoreau, March is brilliant, energetic, and flawed - his idealistic nature threatens his marriage and pushes him nearly beyond endurance. His is a character readers champion as he struggles to reconcile his hopes, not only for his family, but for the divided United States, with the harsh and brutal reality of the environment that surrounds him.

The Pulitzer Prize carries with it an award of $10,000. Brooks will be honored along with other Pulitzer recipients at the annual luncheon held in May at Columbia University. For a book to be awarded this prestigious honor, it must be deemed by the Pulitzer Prize Board as "distinguished fiction by an American author, preferably dealing with American life."

The Pulitzer Prize is named for Joseph Pulitzer, the most skillful of newspaper publishers and a passionate crusader against dishonest government in the latter part of the 19th century. Born in Hungary, Pulitzer reshaped newspaper journalism with his innovative New York World and St. Louis Post-Dispatch, and was the first to call for journalists to be trained at the university level in a school of journalism. And certainly, the lasting influence of the Pulitzer Prizes on journalism, literature, music, and drama is to be attributed to his visionary acumen.

Further information

Click here for more information on March

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PE

20 April 2006

Change in Interest in Shares

http://www.pearson.com/press/press_uploadfiles/20060411_change_in_interest

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PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

11 April 2006

RNS
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

AVS No: 144632

Dear Sirs

Notification of Change in Interest in Shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that on 10 April 2006 we received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of The Capital Group Companies, Inc., which equals 43,312,322 shares, now represents 5.384% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedule attached to this fax.

Yours faithfully



Jennifer Burton
Assistant Company Secretary

198/90/I

To: Pearson plc
80 Strand
London WC2R 0RL, UK

Date: 6 April 2006

SECTION 198 NOTIFICATION
Notification of Decrease

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (804,498,954 shares outstanding)

Number of shares in which the Companies have an interest:

43,312,322

Name(s) of registered holder(s):

See Schedule B

As of 6 April 2006

Pearson plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	**43,312,322**	**5.384%**
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	15,456,916	1.921%
• Capital International Limited	7,123,505	0.885%
• Capital International S.A.	2,116,668	0.263%
• Capital International, Inc.	864,961	0.108%
• Capital Research and Management Company	17,750,272	2.206%

Schedule A

Schedule of holdings in Pearson plc
As of 6 April 2006

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF UK	1,865,258
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY UK	650,103
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS UK	149,100
Chase Manhattan Bank Australia Limited Level 36 World Trade Centre Jamison Street Sydney, NSW 2000 Australia Australia	1,300
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD UK	6,957,663
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE UK	275,635
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	1,137,585
Cede & Co. 55 Water Street New York, NY 10006	113,300

Deutsche Bank Mannheim	900
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH UK	554,700
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT UK	13,200
Royal Trust	10,800
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	17,893
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	2,539,498
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	27,100
State Street Bank & Trust Co.	16,900
Citibank NA Toronto	21,500

Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	1,600
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	100
Mellon Bank N.A. London Branch London United Kingdom	76,800
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	15,900
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	427,614
Bank One London	1,100
HSBC 2 Leboh Ampang 50100 Kuala Lumpur, Malaysia	18,400
JP Morgan Chase Bank	562,967
TOTAL	**15,456,916**

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF UK	189,262
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY UK	1,178,631
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS UK	874,938
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD UK	1,640,029
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	86,500
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH UK	98,200
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT UK	70,500
Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	86,900

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	810,844
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	70,700
State Street Bank & Trust Co.	455,210
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street London EC2R 8AZ	39,800
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	65,400
Chase Manhattan Nominee Ltd. Australia	65,100
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	407,200
Mellon Bank N.A. London Branch London United Kingdom	74,300
KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	62,725

Bank One London	125,900
HSBC 2 Leboh Ampang 50100 Kuala Lumpur, Malaysia	5,100
JP Morgan Chase Bank	72,900
Raiffeisen Zentral Bank AM Stadtpark 9 1030 Vienna Austria	474,600
Fortis Bank	14,900
Metzler Seel Sohn & Co.	50,600
Nordea Bank DNK Copenhagen V DK 1785	82,066
Bayerische Hypo Und Vereinsbank AG	21,200
TOTAL	**7,123,505**

Capital International S.A.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF UK	16,036
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY UK	4,800
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD UK	416,061
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	59,300
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT UK	12,800
Pictet & Cie, Geneva	44,955
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	13,800
Morgan Stanley	13,300

J.P. Morgan	1,057,983
State Street Bank & Trust Co.	25,852
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street London EC2R 8AZ	24,800
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	248,300
Lombard Odier Et Cie, Geneva Geneva, Switzerland	148,181
Metzler Seel Sohn & Co.	16,700
Credit Suisse, Zurich Uetliberstrasse 231 Postfach 800 8070 Zurich	13,800
TOTAL	**2,116,668**

Capital International, Inc.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF UK	175,353
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY UK	166,168
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD UK	86,700
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	17,100
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH UK	7,700
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	153,557
State Street Bank & Trust Co.	173,596
Citibank NA Toronto	57,987

HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	26,800
TOTAL	**864,961**

Capital Research and Management Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF UK	750,000
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD UK	17,000,272
TOTAL	**17,750,272**

Press releases



21 April 2006

2006 AGM Results

http://www.pearson.com/press/press_uploadfiles/20060421_AGM_results_annou

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Results of Annual General Meeting

Pearson plc held its annual general meeting for shareholders at 12 noon today. All resolutions were put to the meeting and approved on a poll.

Full details of the resolutions passed as special business have today been submitted to the UK Listing Authority for publication through the Listing Authority's Document and Viewing Facility.

The total number of votes received for each resolution is set out below. The number of 25p ordinary shares in issue on 21 April 2006 was 804,500,023.

Resolution	Description	For and Discretionary	Against	Abstain
Resolution 1	To receive the 2005 report and accounts	486,450,291	899,140	13,463,377
Resolution 2	To declare a final dividend	500,736,494	18,906	57,408
Resolution 3	To re-elect David Bell	499,741,851	963,666	105,014
Resolution 4	To re-elect Terry Burns	498,383,097	1,797,749	465,583
Resolution 5	To re-elect Rana Talwar	498,568,951	1,780,998	457,324
Resolution 6	To reappoint Glen Moreno	499,519,461	827,651	458,645
Resolution 7	To reappoint David Arculus	499,480,286	685,700	482,127
Resolution 8	To reappoint Ken Hydon	499,655,214	674,496	474,920
Resolution 9	To approve the report on directors' remuneration	462,097,167	22,595,989	16,111,705
Resolution 10	To reappoint the auditors	491,855,703	4,404,188	4,541,526
Resolution 11	To determine the remuneration of the auditors	498,673,915	1,866,060	98,009
Resolution 12	To authorise the company to allot ordinary shares	499,042,470	1,638,860	119,906
Resolution 13	To increase the authorised share capital	500,270,920	271,436	253,590
Resolution 14	To waive the pre-emption rights	500,253,127	282,231	265,367
Resolution 15	To authorise the company to purchase its own shares	499,338,845	1,351,708	110,361
Resolution 16	To renew the Pearson Longterm Incentive Plan	475,361,212	25,061,594	214,424



Press releases



21 April 2006

2006 AGM trading update

Pearson, the international education and information company, is today providing a trading update at its Annual General Meeting.

Pearson has made a good start to 2006. We are trading in line with expectations and expect to achieve strong underlying earnings growth, good cash generation and a further significant improvement in return on invested capital. As always, our sales and profits will be concentrated in the second half of the year.

Glen Moreno, chairman, said:

"2005 was a very good year for Pearson with substantially higher earnings, return on capital and cash returns to shareholders. We are encouraged by our sustained momentum in the early part of 2006, and we are in good shape to deliver positive results for customers and shareholders year after year."

Pearson Education achieved record results in 2005 and we expect sales growth in the 3-5% range this year with margins improving further. In **School**, our major state textbook adoption campaigns have begun well and our market-leading testing business continues to gain share, winning long-term contracts in California, Illinois, Louisiana, Maryland, Mississippi, New York and Utah. In **Higher Education** we continue to benefit from our leadership position and from our new publishing, customisation and technology. Our recent acquisition of EET, creator of the most popular online assessment and tutorial programme for US college physics students, complements our groundbreaking online learning platforms in maths, economics and psychology. In **Professional**, we expect good growth in testing and Government Solutions to more than offset weak market conditions for technology publishing.

Penguin's strong publishing performance has continued into 2006 with a string of bestsellers and award-winners in its major markets. We continue to expect Penguin to grow at a similar rate to 2005, with margins improving steadily as we benefit from efficiency gains.

The Financial Times Group improved profits by more than one-third in 2005 and we expect a further significant increase this year. IDC expects another good year, benefiting from similar business conditions to 2005, strong organic growth and the contribution of recent acquisitions. The Financial Times is performing well as circulation improves (up 4%), advertising revenue increases (up 13%) and we continue to convert at least 80% of our advertising gains into profit.

Marjorie Scardino, chief executive, said:

"We have begun the year in the same fine form that we enjoyed throughout 2005. We expect 2006 to be another good year for Pearson as we continue to increase margins and grow ahead of our markets."

For more information:

Luke Swanson/ Simon Mays-Smith/ Deborah Lincoln + 44 (0) 20 7010 2310

Notes to editors

Pearson's AGM takes place today at the Queen Elizabeth II Conference Centre, Broad Sanctuary, London SW1P 3EE at 12 noon.

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PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

21 April 2006

Financial Services Authority
FAO: UK Listing Authority
Document Disclosure
25 The North Colonnade
Canary Wharf
London
E14 5HS

Dear Sirs

I enclose two copies of three ordinary resolutions and two special resolutions which were passed today at the Annual General Meeting of Pearson plc.

Yours faithfully



Stephen Jones
Deputy Secretary

cc Luke Swanson

SAJ/DC

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 21 April 2006 the following Ordinary resolution was passed:

ORDINARY RESOLUTION

THAT, the Pearson Long-Term Incentive Plan, the principal terms of which are summarised in the Appendix to the circular to shareholders dated 21 March 2006, be and is hereby approved and adopted, and the directors be and are hereby authorised to do all such acts and things as they may consider necessary or expedient to carry the Plan into effect.



....
Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 21 April 2006 the following Ordinary resolution was passed:

ORDINARY RESOLUTION

THAT, the Pearson Long-Term Incentive Plan, the principal terms of which are summarised in the Appendix to the circular to shareholders dated 21 March 2006, be and is hereby approved and adopted, and the directors be and are hereby authorised to do all such acts and things as they may consider necessary or expedient to carry the Plan into effect.



....

Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 21 April 2006 the following Ordinary resolution was passed:

ORDINARY RESOLUTION

THAT, the authorised ordinary share capital of the company of £296,500,000 be and is hereby increased by £1,000,000 to £297,500,000 by the creation of 4,000,000 ordinary shares of 25p each.



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Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 21 April 2006 the following Ordinary resolution was passed:

ORDINARY RESOLUTION

THAT, the authorised ordinary share capital of the company of £296,500,000 be and is hereby increased by £1,000,000 to £297,500,000 by the creation of 4,000,000 ordinary shares of 25p each.



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Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 21 April 2006 the following Ordinary resolution was passed:

ORDINARY RESOLUTION

THAT, subject to the passing of resolution 13 set out in the Notice of AGM dated 21 March 2006, the directors be and are hereby generally and unconditionally authorised to exercise all the powers of the company to allot relevant securities (within the meaning of section 80 of the Companies Act 1985 (the Act)) up to an aggregate nominal amount of £67,028,171, such authority to expire at the end of the next AGM of the company after the date of the passing of this resolution (unless previously renewed, varied or revoked by the company in general meeting), provided that:

(i) the company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired; and

(ii) the authority conferred on the directors shall be in substitution for the authority conferred on the directors pursuant to resolution 12 passed at the AGM of the company held on 29 April 2005.



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Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 21 April 2006 the following Ordinary resolution was passed:

ORDINARY RESOLUTION

THAT, subject to the passing of resolution 13 set out in the Notice of AGM dated 21 March 2006, the directors be and are hereby generally and unconditionally authorised to exercise all the powers of the company to allot relevant securities (within the meaning of section 80 of the Companies Act 1985 (the Act)) up to an aggregate nominal amount of £67,028,171, such authority to expire at the end of the next AGM of the company after the date of the passing of this resolution (unless previously renewed, varied or revoked by the company in general meeting), provided that:

(i) the company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired; and

(ii) the authority conferred on the directors shall be in substitution for the authority conferred on the directors pursuant to resolution 12 passed at the AGM of the company held on 29 April 2005.



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Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 21 April 2006 the following Special resolution was passed:

SPECIAL RESOLUTION

THAT, subject to the passing of resolution 12, the board of directors of the company (board) be and is hereby empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94 of the Act) for cash pursuant to the authority conferred by resolution 12 in the Notice of AGM dated 21 March 2006 (or, if resolution 12 is not passed or does not become unconditional, pursuant to the authority conferred by resolution 12 passed at the AGM held on 29 April 2005), as if sub-section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited:

(i) to the allotment of equity securities in connection with an offer or rights issue in favour of ordinary shareholders where the equity securities for which ordinary shareholders are respectively entitled to subscribe are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them, but subject to such exclusions or other arrangements as the board may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or stock exchange; and

(ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities for cash up to an aggregate nominal value of £10,040,000;

and further, that this power shall expire at the end of the next AGM of the company after the date of the passing of this resolution (unless previously renewed, varied or revoked by the company in general meeting), save that the company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the board may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.



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Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 21 April 2006 the following Special resolution was passed:

SPECIAL RESOLUTION

THAT, subject to the passing of resolution 12, the board of directors of the company (board) be and is hereby empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94 of the Act) for cash pursuant to the authority conferred by resolution 12 in the Notice of AGM dated 21 March 2006 (or, if resolution 12 is not passed or does not become unconditional, pursuant to the authority conferred by resolution 12 passed at the AGM held on 29 April 2005), as if sub-section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited:

(i) to the allotment of equity securities in connection with an offer or rights issue in favour of ordinary shareholders where the equity securities for which ordinary shareholders are respectively entitled to subscribe are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them, but subject to such exclusions or other arrangements as the board may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or stock exchange; and

(ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities for cash up to an aggregate nominal value of £10,040,000;

and further, that this power shall expire at the end of the next AGM of the company after the date of the passing of this resolution (unless previously renewed, varied or revoked by the company in general meeting), save that the company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the board may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.



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Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 21 April 2006 the following Special resolution was passed:

SPECIAL RESOLUTION

THAT, pursuant to article 9 of the company's Articles, the company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Act) of ordinary shares of 25p each in the capital of the company provided that:

(i) the maximum number of ordinary shares hereby authorised to be purchased is 80,000,000;

(ii) the minimum price which may be paid for an ordinary share is 25p per share which amount shall be exclusive of expenses;

(iii) the maximum price which may be paid for an ordinary share is, in respect of an ordinary share contracted to be purchased on any day, the higher of (a) an amount (exclusive of expenses) equal to 105% of the average of the market value of ordinary shares of the company derived from the London Stock Exchange Daily Official List for the five business days before the purchase is made and (b) an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share as derived from the London Stock Exchange Trading System;

(iv) the authority hereby conferred shall expire at the end of the next AGM or 18 months from the date of this resolution whichever is earlier unless such authority is renewed prior to such date; and

(v) the company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract as if the authority hereby conferred had not expired.



Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 21 April 2006 the following Special resolution was passed:

SPECIAL RESOLUTION

THAT, pursuant to article 9 of the company's Articles, the company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Act) of ordinary shares of 25p each in the capital of the company provided that:

(i) the maximum number of ordinary shares hereby authorised to be purchased is 80,000,000;

(ii) the minimum price which may be paid for an ordinary share is 25p per share which amount shall be exclusive of expenses;

(iii) the maximum price which may be paid for an ordinary share is, in respect of an ordinary share contracted to be purchased on any day, the higher of (a) an amount (exclusive of expenses) equal to 105% of the average of the market value of ordinary shares of the company derived from the London Stock Exchange Daily Official List for the five business days before the purchase is made and (b) an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share as derived from the London Stock Exchange Trading System;

(iv) the authority hereby conferred shall expire at the end of the next AGM or 18 months from the date of this resolution whichever is earlier unless such authority is renewed prior to such date; and

(v) the company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract as if the authority hereby conferred had not expired.



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Deputy Secretary